Exhibit 99.1

Iris Energy Announces 9.1 EH/s Expansion Plan and
Revitalization of HPC Strategy

SYDNEY, AUSTRALIA, June 20, 2023 (GLOBE NEWSWIRE) -- Iris Energy Limited (NASDAQ: IREN) (together with its subsidiaries, “Iris Energy”, “the Company” or “the Group”), a leading owner and operator of institutional-grade, highly efficient Bitcoin mining data centers powered by 100% renewable energy, today announced its expansion plan to 9.1 EH/s and revitalization of its high-performance computing (“HPC”) data center strategy, and provided a limited recourse equipment financing update.

Key Highlights

•	Childress Phase 1 (first 100MW): construction of remaining 80MW underway, targeting expansion of data center capacity from 5.6 EH/s to ~9.1 EH/s1 by early 2024[2]
•	Childress Phase 2 (second 100MW): long-lead items ordered to unlock ~13.6 EH/s1
•	Near-term focus on data center construction, retaining flexibility on timing for miner purchases
•	Prior HPC[3] data center strategy revitalized with early traction for potential use of current sites, as well as additional global sites under development

Iris Energy is pleased to announce the construction of the remaining 80MW of data centers for Phase 1 (first 100MW) at its 600MW Childress site is underway. The additional 4 x 20MW data centers are expected to increase the Company’s potential operating capacity by ~63% (from 5.6 EH/s to 9.1 EH/s1) and is targeted for completion by early 20242.

Additional long-lead items also continue to be procured, including for Childress Phase 2 (second 100MW) which is expected to unlock ~13.6 EH/s1 of data center capacity.

Near-term focus remains on data center construction, whilst retaining flexibility on timing for miner purchases, which is subject to funding and market conditions. The Company remains well capitalized with ~$64m of cash4, no debt, operating cashflows from its existing 5.6 EH/s, as well as additional optionality from its committed equity facility.

The Company also advises that its previous HPC data center strategy is now a parallel focus. Significant time was invested in exploring the strategy ~3-4 years ago, including signing a strategic memorandum of understanding with Dell Technologies in March 2020 to test and develop potential data center solutions for energy intensive compute applications, including leveraging Dell Technologies’ HPC and artificial intelligence expertise. Developments continue to accelerate in the sector, including the growth of computing power and clean energy requirements. Recent discussions with market participants have further validated this previous work and that the time may be right to expand into this sector, utilizing Iris Energy’s four existing operating sites and/or its geographically diversified portfolio of additional global sites currently under development. The Company’s approach to 100% renewable energy has been a key focus for many prospective HPC counterparties.

1 Assumes purchase of Bitmain S19 XP miners. Additional miners have not yet been purchased and the Company will continue to monitor the market for purchase opportunities. Hashrate figures may change depending on miner procurement selection.
2 Indicative timing for completion of data centers. All timing references are to calendar years, unless otherwise specified.
3 Refers to the practice of aggregating computing resources to perform computationally intensive operations. Potential applications include AI / machine learning, health care, engineering, aerospace, media & entertainment and finance.
4 Reflects USD equivalent, unaudited preliminary cash, cash equivalents and term deposits as of May 31, 2023.
5 Per investor update presentation dated May 10, 2023.

Limited recourse equipment financing update

As previously disclosed by the Company, the lender to two wholly owned special purpose vehicle borrowers in relation to limited recourse equipment financing facilities (the “Non-Recourse SPVs”) is pursuing remedies available to it with respect to such facilities, and has previously appointed PricewaterhouseCoopers as receiver (“PwC”) with respect to the two Non-Recourse SPVs. A hearing was held last week in The Supreme Court of British Columbia where the lender sought, among other things, declarations to the effect that any difference between revenue generated by the Non-Recourse SPVs through provision of hashpower services to the Company and Bitcoin mined by the Company is collateral securing such facilities, as well as substantive consolidation of Group entities, which were vigorously defended by the Company and the Non-Recourse SPVs. A decision by the Court is pending. The receiver, PwC, advised the Court that it is not taking a position on the lender’s application. The Company believes these claims are without merit.

About Iris Energy

Iris Energy is a sustainable Bitcoin mining company that supports the decarbonization of energy markets and the global Bitcoin network.

•	100% renewables: Iris Energy targets markets with low-cost, under-utilized renewable energy, and where the Company can support local communities
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Long-term security over infrastructure, land and power supply: Iris Energy builds, owns and operates its electrical infrastructure and proprietary data centers, providing long-term security and operational control over its assets

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Seasoned management team: Iris Energy’s team has an impressive track record of success across energy, infrastructure, renewables, finance, digital assets and data centers with cumulative experience in delivering >$25bn in energy and infrastructure projects globally

Forward-Looking Statements

This market update includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements generally relate to future events or Iris Energy’s future financial or operating performance. For example, forward-looking statements include but are not limited to the Company’s business strategy, expected operational and financial results, and expected increase in power capacity and hashrate. In some cases, you can identify forward-looking statements by terminology such as “anticipate,” “believe,” “may,” “can,” “should,” “could,” “might,” “plan,” “possible,” “project,” “strive,” “budget,” “forecast,” “expect,” “intend,” “target”, “will,” “estimate,” “predict,” “potential,” “continue,” “scheduled” or the negatives of these terms or variations of them or similar terminology, but the absence of these words does not mean that statement is not forward-looking. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward looking statements. In addition, any statements or information that refer to expectations, beliefs, plans, projections, objectives, performance or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking.

These forward-looking statements are based on management’s current expectations and beliefs. These statements are neither promises nor guarantees, but involve known and unknown risks, uncertainties and other important factors that may cause Iris Energy’s actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to: Iris Energy’s limited operating history with operating losses; electricity outage, limitation of electricity supply or increase in electricity costs, as well as limitations on the availability of electrical supply for Bitcoin mining due to restrictions imposed by governmental authorities or otherwise; long term outage or limitation of the internet connection at Iris Energy’s sites; any critical failure of key electrical or data center equipment; serial defects or underperformance with respect to Iris Energy’s equipment; failure of suppliers to perform under the relevant supply contracts for equipment that has already been procured which may delay Iris Energy’s expansion plans; supply chain and logistics issues for Iris Energy or Iris Energy’s suppliers; cancellation or withdrawal of required operating and other permits and licenses; customary risks in developing greenfield infrastructure projects; Iris Energy’s evolving business model and strategy; Iris Energy’s ability to successfully manage its growth; Iris Energy’s ability to raise additional financing (whether because of the conditions of the markets, Iris Energy’s financial condition or otherwise) on a timely basis, or at all, which could adversely impact the Company’s ability to meet its capital commitments (including payments due under any hardware purchase contracts or debt financing obligations) and the Company’s growth plans; the failure of Iris Energy’s wholly-owned special purpose vehicles to make required payments of principal and/or interest under their limited recourse equipment financing arrangements when due or otherwise comply with the terms thereof, as a result of which the lender thereunder has declared the entire principal amount of each loan to be immediately due and payable, and is taking steps to enforce the indebtedness and its rights in the Bitcoin miners with respect to certain of such loans and other assets securing such loans, including appointing a receiver with respect to such special purpose vehicles, which is expected to result in the loss of the relevant Bitcoin miners securing such loans and has materially reduced the Company’s operating capacity, and could also lead to bankruptcy or liquidation of the relevant special purpose vehicles, and materially and adversely impact the Company’s business, operating expansion plans, financial condition, cash flows and results of operations; the terms of any additional financing or any refinancing, restructuring or modification to the terms of any existing financing, which could be less favorable or require Iris Energy to comply with more onerous covenants or restrictions, any of which could restrict its business operations and adversely impact its financial condition, cash flows and results of operations; competition; Bitcoin prices, global hashrate and the market value of Bitcoin miners, any of which could adversely impact its financial condition, cash flows and results of operations, as well as its ability to raise additional financing and the ability of its wholly owned special purpose vehicles to make required payments of principal and/or interest on their equipment financing facilities; risks related to health pandemics including those of COVID-19; changes in regulation of digital assets; and other important factors discussed under the caption “Risk Factors” in Iris Energy’s annual report on Form 20-F filed with the SEC on September 13, 2022, and the Company’s report on Form 6 K filed with the SEC on February 15, 2023, as such factors may be updated from time to time in its other filings with the SEC, accessible on the SEC’s website at www.sec.gov and the Investor Relations section of Iris Energy’s website at https://investors.irisenergy.co.

These and other important factors could cause actual results to differ materially from those indicated by the forward-looking statements made in this investor update. Any forward-looking statement that Iris Energy makes in this investor update speaks only as of the date of such statement. Except as required by law, Iris Energy disclaims any obligation to update or revise, or to publicly announce any update or revision to, any of the forward-looking statements, whether as a result of new information, future events or otherwise.

Contacts

Investors	Media
Lincoln Tan	Jon Snowball
Iris Energy	Domestique
+61 407 423 395	+61 477 946 068
lincoln.tan@irisenergy.co

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